SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253922-10-8

(CUSIP Number)

N/A

Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
The Compensation Committee of Dime Community Bancshares, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Corporation's employee benefit plan organized in New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
219,791

	6	SHARED VOTING POWER
2,708,401

	7	SOLE DISPOSITIVE POWER
219,791

	8	SHARED DISPOSITIVE POWER
2,708,401

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,928,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.8 3% of 37,419,070 shares of Common Stock outstanding as of December 31, 2017.

12	TYPE OF REPORTING PERSON*
OO

Page 3 of 5 Pages

Item 1(a)

Name of Issuer:	Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office:	300 Cadman Plaza West, 8th Floor
Brooklyn, NY 11201

Item 2(a)

Name of Person Filing:	The Compensation Committee of Dime Community Bancshares, Inc.

Item 2(b)

Address of Principal Business Office:	300 Cadman Plaza West, 8th Floor
Brooklyn, NY 11201

Item 2(c)

Citizenship:	U.S.A.

Item 2(d)

Title of Class of Securities:	Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number:	253922-10-8

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

This Statement is filed pursuant to Section 240.13d-1(c)

Page 4 of 5 Pages

Item 4

Ownership:

The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 2017.  None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.

(a)	Amount Beneficially Owned		2,928,192
(b)	Percent of Class		7.83%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	219,791
	(ii)	shared power to vote or to direct the vote	2,928,192
	(iii)	sole power to dispose or to direct disposition of	219,791
	(iv)	shared power to dispose or to direct disposition of	2,928,192

The Compensation Committee (the "Committee") of Dime Community Bancshares, Inc. serves certain administrative functions for Dime Community Bank KSOP (formerly named the Dime Community Bank 401(k) Plan) ("KSOP Plan").  In addition, the Committee acts as Trustee and possesses voting authority over 150,567 Restricted Stock Awards ("Restricted Stock Awards") and 69,224 Performance Share Awards (“Performance Share Awards”) granted to certain officers of the Company or Bank under either the Dime Community Bancshares, Inc. 2004 Stock Incentive Plan or the Dime Community Bancshares, Inc. 2013 Equity and Incentive Plan.  As of June 30, 2017, the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the "ESOP") merged into the KSOP.  As of July 1, 2017 there were no shares of Common Stock in the ESOP.   As of December 31, 2017, the KSOP Plan owned 2,708,401 of the Common Stock, all of which are held by Pentegra Asset Management as Trustee, as of December 31, 2017.  The Committee has the power and authority to direct the Trustee of the KSOP Plan with respect to the investment of the Common Stock in the absence of a tender offer, but has no voting power with respect to any shares.

Item 5

Ownership of Five Percent or Less of a Class:

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Dividends on the Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts or (ii) distributed to the participating employees and their beneficiaries.  Under the KSOP Plan, cash dividends on common stock allocated to the accounts of participating employees and beneficiaries are added to their respective individual accounts.  For the Restricted Stock Award shares and Performance Share Award shares, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating person and their beneficiaries for the Restricted Stock Awards and Performance Share Award shares, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Page 5 of 5 Pages

Item 8

Identification and Classification of Members of the Group:

Not applicable

Item 9

Notice of Dissolution of Group

Not applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018
(Date)

THE COMPENSATION COMMITTEE OF DIME COMMUNITY BANCSHARES, INC.

By:	/s/ OMER S. J. WILLIAMS
Omer S.J. Williams - Chairman

By:	/s/ KATHLEEN M. NELSON
Kathleen M. Nelson

By:	/s/ ROSEMARIE CHEN
Rosemarie Chen